Exhibit 2
British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital
In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-
That, as at 30 September 2024, being the last day of trading for that month, the Company’s issued share capital consisted of 2,214,747,122 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).
As at 30 September 2024, the Company held 133,271,256 Shares in Treasury.
The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.
Nancy Jiang
Senior Assistant Company Secretary
British American Tobacco p.l.c.

1 October 2024